Exhibit 99.4


            ELSCINT SIGNS LETTER OF INTENT FOR ACQUISITION OF ISRAELI
              OPERATIONS OF MANGO-MNG(TM), A LEADING INTERNATIONAL
                                  RETAIL BRAND

          Enhances Prestige of Arena Shopping and Entertainment Center

Tel-Aviv, Israel - December 27, 2004 - Elscint Ltd. (NYSE: ELT) ("Elscint") today announced that on December 24, 2004, it executed a Letter of Intent for the acquisition of the Israeli operations and distribution rights of the internationally renowned retail brand name MANGO-MNG(TM) from its owners, which presently operate nine retail facilities in various cities in Israel ("the Acquired Company"). Upon consummation of the transaction, the Acquired Company will execute distribution agreements with the brand name owners for a 10-year period, subject to fulfillment of certain conditions.

In consideration for the acquisition of 100% of the equity and voting rights in the Acquired Company, Elscint will pay an aggregate amount of (euro) 2.85 million (approximately $3.8 million at the date of this release). Elscint has retained the right to introduce additional purchasers, provided that it retains the control of the Acquired Company.

The transaction is subject to successful completion of due diligence, the execution of definitive binding agreements, the approval of the Board of Directors of Elscint, and the obtaining of certain third party consents and regulatory approvals.

It is anticipated that the transaction will be consummated by the end of the month of January 2005.

Rachel Lavine, President and CEO of Elscint, commented: "Introducing the internationally renowned MANGO-MNG(TM) brand name to the tenant mix at the Arena Shopping and Entertainment Center will enhance its attraction to potential patrons and further build upon the center's prestigious reputation. We continue to be at the forefront of the latest trends in retailing."

Elscint Limited has interests in hotels in Western Europe, in hotel development projects principally in Western and Central Europe and in the Arena commercial and entertainment center in Israel.

This release contains certain forward-looking statements which involve known and unknown risks, uncertainties or other factors not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission.

   Company Contact:                             Investor Contact:
   ----------------                             -----------------
   Mr. Marc Lavine                              Rachel Levine
   011-972-3-6086001                            The Anne McBride Company
   mlavine@elscint.net                          1-212-983-1702 x207
   -------------------                          rlevine@annemcbride.com
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